

October 17, 2024

Yau Ting Tai
Chief Financial Officer
Magic Empire Global Ltd
3/F, 8 Wyndham Street
Central, Hong Kong

> **Re: Magic Empire Global Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **Response dated October 9, 2024**
> **File No. 001-41467**

Dear Yau Ting Tai:

We have reviewed your October 9, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26, 2024 letter.

Form 20-F for Fiscal Year Ended December 31, 2023
General

1. Regarding the Company's response to staff's previous comment 1, we have the following comments:
   - Please update the calculations and discussion under "Sources of Present Income" to cover the preceding 12 months rather than the preceding nine months.
   - Under "Nature of Present Assets," please provide additional detailed information about the line-item "Other receivables" in your chart for the Company and its subsidiaries. Specifically, please describe whether and how such receivables are documented, the financial terms of such arrangements and the purposes for entering into such arrangements. Please also ensure that your response is specific as to the nature and terms of the receivables for both the Company and each applicable subsidiary.

- The "Nature of Present Assets" table provides that MEIL does not hold any investment securities as of September 30, 2024. However, the "Sources of Income" table provides that MEIL earned 1,105,998 HK$ in income from investment securities for the nine-month period ending September 30, 2024. Please clarify the source of the income from investment securities (for example, any investment securities that were sold).

- The Company failed to discuss its treatment of time deposits in the context of the analysis under Section 3(a)(1)(A) of the Investment Company Act ("1940 Act") as previously requested. Please do so in your response. To the extent the Company believes that such time deposits should be treated as cash items for purposes of Section 3(a) of the 1940 Act, please ensure that your response includes a detailed legal analysis supporting your position.

- Please recalculate all calculations under "Nature of Present Assets" and "Sources of Income" and under Section 3(a)(1)(C) in response to our prior comment under the assumption that time deposits are investment securities and to account for data as of the most recent fiscal quarter end.

2. The Company's response to prior comment 2 states that Company D "does not have readily determinable fair value." Please note that, for purposes of the 1940 Act, the Company is required to use the definition of "value" under Section 2(a)(41) of the 1940 Act which requires a good faith determination of fair value (rather than solely relying on purchase price). Please ensure that, when assessing its compliance with the 1940 Act, the Company and its subsidiaries value Company D, and any future investments, appropriately.

3. The Company's response to prior comment 4 was cursory and did not contain sufficient information and analysis to permit the staff to evaluate the Company's position. Accordingly, we again reissue the comment in its entirety.

Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation